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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BROADCOM CORPORATION
(Name of Issuer)
Class A common stock, par value $0.0001
(Title of Class of Securities)
111320107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	111320107	Page	2	of	15

1	NAMES OF REPORTING PERSONS: HENRY SAMUELI

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		22,179,253

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,717,817

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,179,253

WITH:	8	SHARED DISPOSITIVE POWER:

		3,717,817

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,897,070

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[2]	See Item 4

CUSIP No.	111320107	Page	3	of	15

1	NAMES OF REPORTING PERSONS: SUSAN FAYE SAMUELI[3]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,717,817

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

3,717,817

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,717,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[3]	See Item 4

CUSIP No.	111320107	Page	4	of	15

1	NAMES OF REPORTING PERSONS: SHILOH TRUST[4]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[5]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,717,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[4]	See Item 4.

[5]	Voting and dispositive power is shared by Dr. Samueli and Mrs. Samueli.

CUSIP No.	111320107	Page	5	of	15

1	NAMES OF REPORTING PERSONS: H&S INVESTMENTS I, L.P.[6]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[7]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,110,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[6]	See Item 4.

[7]	H&S Ventures LLC is the general partner of H&S Investments I, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	6	of	15

1	NAMES OF REPORTING PERSONS: HS MANAGEMENT, L.P.[8]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[9]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[9]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,233,649

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[8]	See Item 4.

[9]	H&S Ventures LLC is the general partner of HS Management, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	7	of	15

1	NAMES OF REPORTING PERSONS: HS PORTFOLIO L.P.[10]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[11]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[11]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,659,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[10]	See Item 4.

[11]	H&S Ventures LLC is the general partner of HS Portfolio, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	8	of	15

1	NAMES OF REPORTING PERSONS: HS PORTFOLIO II L.P.[12]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[13]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[13]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,175,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[12]	See Item 4.

[13]	H&S Ventures LLC is the general partner of HS Portfolio II, L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.

CUSIP No.	111320107	Page	9	of	15

1	NAMES OF REPORTING PERSONS: H&S VENTURES LLC[14]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-[15]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-[15]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,179,249[16]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[14]	See Item 4.

[15]	H&S Ventures LLC is the general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., and HS Portfolio II L.P. As the indirect owner of H&S Ventures LLC, Dr. Samueli has sole voting and dispositive power over these shares.
[16]	Represents shares held directly by H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., and HS Portfolio II L.P.

This Schedule 13G/A covers 25,897,070 shares of the Issuer which includes 24,897,066 shares of Class B common stock, four shares of Class A common stock and 1,000,000 shares of Class A common stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 31, 2005. Each share of Class B common stock has the right to ten votes and each share of Class A common stock has a right to one vote on most matters submitted to a vote of the Issuer’s shareholders. Each share of Class B common stock is immediately convertible into one share of Class A common stock on a 1-for-1 basis, at the option of the holder and upon certain events.

Item 1(a)	Name of Issuer:
Broadcom Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:
16215 Alton Parkway, Irvine California 92618
Item 2
(a) Name of Persons Filing:
(I) Henry Samueli, Ph.D.
(II) Susan Faye Samueli
(III) SHILOH Trust
(IV) H&S Investments I, L.P.
(V) HS Management, L.P.
(VI) HS Portfolio L.P.
(VII) HS Portfolio II L.P.
(VIII) H&S Ventures LLC
(b) Address of Principal Business Office or, if None, Residence:
2101 East Coast Highway
3rd Floor
Corona del Mar, CA 92625
(c) Citizenship:
United States
(d) Title of Class of Securities:
Class A common stock, $0.0001 par value
(e) CUSIP Number:
111320107

Page 10 of 15 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or Dealer registered under Section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
     Not Applicable. This Schedule is filed pursuant to Rule13d-1(d).
Item 4 Ownership:
     (a)-(c)
     (I) As of December 31, 2005 Dr. Henry Samueli beneficially owned 25,897,070 shares of the Issuer’s Class A common stock on an as-converted basis, representing approximately 8.0% of the outstanding shares of Class A common stock. According to the Issuer, 297,874,346 shares of Class A common stock and 51,672,950 shares of Class B common stock were outstanding as of December 31, 2005. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Samueli beneficially owns approximately 8.0% of the outstanding shares of Class A common stock on an as-converted basis, however, through his ownership of shares of Class B common stock he has sole or shared voting power of approximately 30.7% of the total voting power over the Issuer’s shareholders.
     The 25,897,070 shares of Class A common stock which Dr. Samueli beneficially owns includes:
(A)	(i) 1,233,649 shares of Class B common stock owned by HS Management, L.P., (ii) 16,659,735 shares of Class B common stock held by HS Portfolio L.P., (iii) 1,175,000 shares of Class B common stock owned by HS Portfolio II L.P., (iv) 2,110,865 shares of Class B common stock owned by H&S Investments I, L.P. H&S Ventures LLC is the general partner of each of these entities, and Dr. Samueli has sole voting and dispositive power over these shares;
Page 11 of 15 Pages

(B)	3,717,817 shares of Class B common stock held by SHILOH Trust, for which Dr. Samueli and Mrs. Susan Faye Samueli, his spouse, are co-trustees and have shared voting and dispositive power over these shares;

(D)	4 shares of Class A common stock held directly; and

(E)	1,000,000 shares of Class A common stock issuable upon exercise of options held by Dr. Samueli that are currently exercisable or will become exercisable within 60 days after December 31, 2005.
Dr. Samueli disclaims beneficial ownership of shares held by HS Management L.P. and HS Portfolio L.P., except to the extent of his pecuniary interest in such shares.
     Dr. Samueli is a Co-Founder and Chairman of the Board of the Issuer and has served as its Chief Technical Officer since the Issuer’s inception in 1991. Dr. Samueli also served as the Issuer’s Vice President of Research and Development from the Issuer’s inception until March 2003. Dr. Samueli obtained his ownership position in the Company prior to the Issuer’s initial public offering in April of 1998.
     (II) As of December 31, 2005, Mrs. Susan Faye Samueli does not directly own any shares of common stock of the Issuer. As co-trustee of SHILOH Trust, Mrs. Samueli shares voting and dispositive power with Dr. Samueli over, and is deemed to have beneficial ownership of, the 3,717,817 shares of Class B common stock held directly by SHILOH Trust.
     (III) As of December 31, 2005, SHILOH Trust directly holds 3,717,817 shares of Class B common stock of the Issuer. Dr. Samueli and Mrs. Samueli have shared voting and dispositive power over these shares.
     (IV) As of December 31, 2005, H&S Investments I, L.P. directly holds 2,110,865 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of H&S Investments I, L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (V) As of December 31, 2005, HS Management, L.P. directly holds 1,233,649 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Management, L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (VI) As of December 31, 2005, HS Portfolio L.P. directly holds 16,659,735 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio L.P. Dr. Samueli has sole voting and dispositive power over these shares.
     (VII) As of December 31, 2005, HS Portfolio II L.P. directly holds 1,175,000 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio II L.P. Dr. Samueli has sole voting and dispositive power over these shares.
Page 12 of 15 Pages

     (VIII) As of December 31, 2005, H&S Ventures LLC is deemed to beneficially own 21,179,249 shares of Class B common stock of the Issuer due to its role as general partner of H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., and HS Portfolio II L.P. (see Sections IV through VI above). Dr. Samueli has sole voting and dispositive power over these shares.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
Not applicable.
Page 13 of 15 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006
/s/ Henry Samueli, Ph.D.

Henry Samueli, Ph.D.
Individually; and as co-trustee of
SHILOH Trust;
and on behalf of H&S Ventures LLC,
the general partner of H&S Investments I, L.P.,
HS Management, L.P., HS Portfolio L.P.,
and HS Portfolio II L.P.

Dated: February 14, 2006	/s/ Susan Faye Samueli

Susan Faye Samueli,
as co-trustee of SHILOH Trust
Page 14 of 15 Pages

JOINT FILING AGREEMENT
     AGREEMENT dated as of February 14, 2006 between Dr. Henry Samueli and Susan Faye Samueli.
     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned, Dr. Henry Samueli on behalf of himself and the entities listed below his signature, and Mrs. Susan Faye Samueli as co-trustee of SHILOH Trust, hereby agree to the joint filing of the Schedule 13G/A to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of common stock, $0.0001 par value, of the Issuer. This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 14, 2006	/s/ Henry Samueli, Ph.D.

Henry Samueli, Ph.D.
Individually; and as co-trustee of
SHILOH Trust;
and on behalf of H&S Ventures LLC,
the general partner of H&S Investments I, L.P.,
HS Management, L.P., HS Portfolio L.P.,
and HS Portfolio II L.P.

Dated: February 14, 2006	/s/ Susan Faye Samueli

Susan Faye Samueli
as co-trustee of SHILOH Trust
Page 15 of 15 Pages